EXHIBIT 12

BOSTON SCIENTIFIC CORPORATION
STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(unaudited)

(in millions)	2008	2007	2006	2005	2004
Fixed charges
Interest expense and debt issuance costs (a)	$468	$570	$435	$90	$64
Interest portion of rental expense	18	14	16	13	10
Total fixed charges	486	584	451	103	74

Earnings
(Loss) income before income taxes	(2,031)	(495)	(3,535)	891	1,494
Fixed charges per above	486	584	451	103	74
Total earnings (deficit), adjusted	$(1,545)	$89	$(3,084)	$994	$1,568

Ratio of earnings to fixed charges (b)		0.15		9.65	21.19

The calculation above relates to the $3.050 billion of registered debt securities that we had outstanding at December 31, 2008, 2007 and 2006.  See Note I - Borrowings and Credit Arrangements to our 2008 consolidated financial statements included in Item 8 of this Annual Report for further information regarding the debt securities.

(a)
The interest expense included in fixed charges above reflects only interest on third party indebtedness and excludes any interest expense accrued on uncertain tax positions, as permitted by FASB Interpretation No. 48, Accounting for Income Taxes.

(b)	For 2008, earnings were deficient by $1.545 billion. For 2006, earnings were deficient by $3.084 billion.